EXHIBIT (a)(5)(C)

FORM OF SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 31, 2007, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Series A

Junior Participating Preferred

Stock Purchase Rights)

of

RARE Hospitality International, Inc.

at

$38.15 Net Per Share in Cash

by

Surf & Turf Merger Corp.,

a wholly owned subsidiary of

Darden Restaurants, Inc.

Surf & Turf Merger Corp., a Georgia corporation (“Offeror”) and a wholly owned subsidiary of Darden Restaurants, Inc., an Florida corporation (“Darden”), hereby offers to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of RARE Hospitality International, Inc., a Georgia corporation (“RARE”) together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated November 4, 1997, by and between RARE and Computershare Trust Company, N.A., as successor rights agent to SunTrust Bank, Atlanta, as amended, at a purchase price of $38.15 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as each may be amended from time to time, together constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A., as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Darden or Offeror will pay all charges and expenses of the Depositary, Georgeson Inc., which is acting as Information Agent for the Offer (the “Information Agent”), and Lehman Brothers, Inc., which is acting as Dealer Manager for the Offer incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, SEPTEMBER 28, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding RARE shares on a fully diluted basis (the “Minimum Condition”), and (2) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer also is subject to other conditions set forth in the Offer to Purchase. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 16, 2007, among Darden, Offeror and RARE (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”), Offeror will be merged with and into RARE (the “Merger”). Following the effective time of the Merger (the “Effective Time”), RARE will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Darden, and the separate corporate existence of Offeror will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares directly held in treasury by RARE or owned by Darden, the Offeror or any other wholly owned subsidiary of Darden or RARE, (b) Shares held by a holder who complies with the relevant provisions of the GBCC regarding the right to dissent from the Merger and require appraisal of their shares, and (c) any restricted Shares that will be converted into restricted shares of Darden common stock) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be canceled and cease to exist, and will be converted into the right to receive in cash the Offer Price, payable to the holder thereof, without interest, upon surrender of the certificate or certificates formerly representing such Shares, less any required withholding taxes.

The board of directors of RARE has unanimously (i) approved the Merger Agreement, and deemed the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of RARE shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) taken all other action necessary to render the provisions of Article 11, Part 3 of the GBCC on Business Combinations with Interested Shareholders, if applicable, and the Company Rights inapplicable to each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (iv) recommended that the RARE shareholders accept the Offer and tender their RARE common stock in the Offer.

For purposes of the Offer, Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Offeror and transmitting such payments to shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), Offeror may, without the consent of RARE (1) extend the Offer for one or more periods of not more than five (5) business days if, at the scheduled Expiration Date (as defined below), any of the conditions of the Offer (see Section 14 of the Offer to Purchase) will not have been satisfied or waived or (2) if all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares of RARE common stock then owned by Darden, is less than 90% of the outstanding Shares of RARE common stock, commence a subsequent offering period for three (3) to twenty (20) business days for the remaining outstanding Shares. Offeror shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. “Expiration Date” means 12:00 midnight, New York City time, at the end of

Friday, September 28, 2007, unless and until Offeror has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and, unless previously accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after October 29, 2007. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Offeror, in its sole discretion, whose determination will be final and binding. None of Offeror, Darden, any of their affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

RARE has provided Offeror with RARE’s shareholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

17 State Street, 10th Floor New York, New York 10004 Banks and Brokerage Firms please call: (212) 440-9800 Call Toll-Free: (888) 605-8348	Corporate Services 745 Seventh Avenue New York, NY 10019 Toll-Free: (888) 610-5877 Collect: (212) 526-7850

August 31, 2007